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                                                                      Exhibit 99


               ROHM AND HAAS BOARD OF DIRECTORS APPROVES DIVIDEND
                       AND ADOPTS SHAREHOLDER RIGHTS PLAN

Philadelphia, PA, October 19, 2000 - Rohm and Haas Company's (NYSE:ROH) Board of Directors today voted to approve a regular quarterly dividend and to adopt a shareholder rights plan.

The dividend of $.20 per share will be payable on December 1, 2000, to shareholders of record on November 3, 2000.

The shareholder rights plan is similar to those adopted in recent years by many public companies. According to Gail Granoff, Corporate Secretary, the plan is intended to safeguard the interest of the company's stockholders if an effort is made to acquire the company at a price that does not reflect its fair value.

As part of this plan, the board declared a dividend of one preferred stock purchase right for each outstanding share of Rohm and Haas common stock. In the event that any one person acquires 15 percent or more of the outstanding shares of common stock, each holder of a right (other than the acquirer) is entitled to receive a number of shares of Rohm and Haas common stock with a market value equal to two times the exercise price, or $300.00.

The distribution of rights will be made on November 3, 2000, to stockholders of record at the close of business on that day. The rights will expire on December 1, 2010. This distribution is not taxable to stockholders.

Rohm and Haas will be issuing its third quarter earnings release on Monday, October 23rd, after the stock market closes. The company expects its performance for the period to be in line with the current financial analyst estimates.

Rohm and Haas will hold an open teleconference on Tuesday, October 24th at 11:00 a.m. EDT to discuss this quarter's financial performance. Interested participants in the U.S. are invited to dial 800-446-2782; International callers should dial 847-413-3235. The call also will be broadcast live on the "investors" portion of the Rohm and Haas website at www.rohmhaas.com.

This release includes forward-looking statements, which are based on current expectations and are therefore subject to risks and uncertainties. Going forward, actual results may vary. Factors that could affect financial performance include variations in raw material costs, changes in customer demand, currency fluctuations, weather-related influences, and changes in economic conditions.

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EDITORS' NOTE: Rohm and Haas is a $7 billion specialty chemical company whose products consistently improve the quality of life for people around the world. Rohm and Haas technology is found in paints and coatings, adhesives and sealants, household and personal care products, personal computers and electronic components, and construction materials. It also helps bring food to the table - fruits and vegetables - and salt, an essential ingredient for life.

Contact:     Laura L. Hadden - Manager, Business and Financial Communications
             Tel: 215-592-3054
             Email: Laura_L_Hadden@rohmhaas.com